Approval of the Additional Agendum for the Annual General Shareholders Meeting

1.	Date of AGM : March 23, 2007

2.	Agenda (Agendum 4 added)

*	Agendum 1: Approval of the Financial Statements for 2006

*	Agendum 2: Appointment of an Outside Director

*	Agendum 3: Approval of the Ceiling Amount of Compensation for Directors for 2007

*	Agendum 4: Approval of Grant of Stock Option Rights